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INDEPENDENT AUDITORS' CONSENT

We consent to the use in this Post-Effective Amendment No. 9 to the Registration Statement No. 333-11137 of New England Variable Annuity Fund I (the "Fund") of Metropolitan Life Insurance Company (the "Company") of our reports dated February 26, 2002 and February 12, 2002, respectively, and of MetLife Stock Index Portfolio of Metropolitan Series Fund, Inc. (the "Fund") of our report dated February 15, 2002, appearing in the Statement of Additional Information, which is part of such Registration Statement.

We also consent to the reference to us under the headings "Per Unit Income and Capital Changes" in the Prospectus, which is a part of such Registration Statement, and "Independent Accountants" and "Experts" in the Statement of Additional Information.

/s/ Deloitte & Touche LLP
New York, New York
April 26, 2002